                                                                    Exhibit 99.1

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements:
  Independent Auditors' Report............................................  51
  Consolidated Balance Sheets at December 31, 1999 and 1998...............  52
  Consolidated Statements of Operations for the years ended December 31,
   1999, 1998 and 1997....................................................  53
  Consolidated Statements of Shareholders' Equity (Deficit) and
   Comprehensive Loss for the years ended December 31, 1999, 1998 and
   1997...................................................................  54
  Consolidated Statements of Cash Flows for the years ended December 31,
   1999, 1998 and 1997....................................................  55
  Notes to Consolidated Financial Statements..............................  56

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of VerticalNet, Inc.:

  We have audited the accompanying consolidated balance sheets of VerticalNet, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VerticalNet, Inc. and subsidiaries as a December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                  KPMG LLP

January 28, 2000
Philadelphia, Pennsylvania

                               VERTICAL NET, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                    December 31,  December 31,
                                                        1999          1998
                                                    ------------  ------------
                      Assets
Current assets:
  Cash and cash equivalents........................ $ 14,253,828  $  5,662,849
  Short-term investments...........................   44,131,135           --
  Accounts receivable, net of allowance for
   doubtful accounts of $2,084,573 in 1999 and
   $61,037 in 1998.................................   45,776,520     1,794,728
  Inventory........................................    5,509,525           --
  Prepaid expenses and other assets................    5,964,422       747,951
                                                    ------------  ------------
    Total current assets...........................  115,635,430     8,205,528
                                                    ------------  ------------
Cash-restricted....................................    4,789,261           --
Property and equipment, net........................   13,147,628     1,072,063
Goodwill, net of accumulated amortization of
 $7,322,829 in 1999 and $282,990 in 1998...........  159,253,441     2,451,991
Other intangibles, net of accumulated amortization
 of $779,513 in 1999...............................   18,670,487           --
Long-term investments..............................   16,885,183           --
Other investments (Note 7).........................    6,700,000           --
Other assets.......................................    5,823,062       613,393
                                                    ------------  ------------
    Total assets................................... $340,904,492  $ 12,342,975
                                                    ============  ============
  Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
  Current portion of long-term debt................ $  1,372,255  $    288,016
  Line of credit...................................          --      2,000,000
  Accounts payable.................................   14,515,309     1,220,562
  Accrued expenses.................................   20,101,348     1,582,038
  Deferred revenues................................    9,768,394     2,176,585
                                                    ------------  ------------
    Total current liabilities......................   45,757,306     7,267,201
                                                    ------------  ------------
Long-term debt, net of current portion.............    1,749,935       351,924
                                                    ------------  ------------
Convertible notes (Note 10)........................  115,000,000     5,000,000
Commitments and contingencies (Note 11)
Shareholders' Equity (Deficit):
  Preferred stock $.01 par value, 10,000,000 shares
   authorized, 7,805,667 shares issued and
   outstanding in 1998.............................          --         78,057
  Common stock $.01 par value, 90,000,000 shares
   authorized, 72,120,866 shares issued in 1999 and
   10,537,516 shares issued in 1998................      721,208       105,374
  Common stock to be issued (Note 2)...............   99,545,663           --
  Additional paid-in capital.......................  151,874,747    19,487,338
  Deferred compensation............................     (600,942)     (594,033)
  Accumulated other comprehensive loss.............     (218,671)          --
  Accumulated deficit..............................  (72,772,767)  (19,292,886)
                                                    ------------  ------------
                                                     178,549,238      (216,150)
  Treasury stock at cost, 649,936 shares in 1999
   and 645,156 shares in 1998......................     (151,987)      (60,000)
                                                    ------------  ------------
    Total shareholders' equity (deficit)...........  178,397,251      (276,150)
                                                    ------------  ------------
    Total liabilities and shareholders' equity..... $340,904,492  $ 12,342,975
                                                    ============  ============

          See accompanying notes to consolidated financial statements.

                               VERTICALNET, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended December 31,
                                        ---------------------------------------
                                            1999          1998         1997
                                        ------------  ------------  -----------
Revenues:
  Exchange transaction sales..........  $ 16,500,781  $        --   $       --
  Cost of exchange transaction sales..    14,171,345           --           --
                                        ------------  ------------  -----------
    Net exchange revenues.............     2,329,436           --           --
  Advertising and e-commerce
   revenues...........................    18,428,485     3,134,769      791,822
                                        ------------  ------------  -----------
    Combined revenues.................    20,757,921     3,134,769      791,822
Costs and Expenses:
  Editorial and operational...........     8,611,317     3,237,971    1,055,725
  Product development.................     7,396,316     1,404,557      711,292
  Sales and marketing.................    26,268,370     7,894,662    2,300,365
  General and administrative..........    11,886,681     3,823,593    1,388,123
  Amortization expense................     7,819,351       282,990          --
  In-process research and development
   charge (Note 3)....................    13,600,000           --           --
                                        ------------  ------------  -----------
    Operating loss....................   (54,824,114)  (13,509,004)  (4,663,683)
                                        ------------  ------------  -----------
Interest and dividend income..........     3,448,034       212,130       10,999
Interest expense......................    (2,103,801)     (297,401)    (126,105)
                                        ------------  ------------  -----------
Interest, net.........................     1,344,233       (85,271)    (115,106)
                                        ------------  ------------  -----------
Net loss..............................  $(53,479,881) $(13,594,275) $(4,778,789)
                                        ============  ============  ===========
Basic and diluted net loss per share..  $      (0.86) $      (1.32) $     (0.47)
                                        ============  ============  ===========
Weighted average shares outstanding
 used in basic and diluted per-share
 calculation..........................    62,391,416    10,282,200   10,107,460
                                        ============  ============  ===========


          See accompanying notes to consolidated financial statements.

                               VERTICALNET, INC.

  CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE
                                     LOSS

                                                                                                      Accumulated
                      Preferred Stock        Common Stock       Common     Additional                    Other
                    --------------------  ------------------- Stock to be   Paid-In       Deferred   Comprehensive Accumulated
                      Shares     Amount     Shares    Amount    Issued      Capital     Compensation     Loss        Deficit
                    ----------  --------  ---------- -------- ----------- ------------  ------------ ------------- ------------
Balance, January
1, 1997..........      512,821  $  5,128  10,107,460 $101,074 $       --  $    978,884   $     --      $     --    $   (919,822)
Issuance of
Series B
preferred stock..    2,579,580    25,796         --       --          --     1,974,204         --            --             --
Issuance of
Series C
preferred stock..      154,861     1,549         --       --          --       198,451         --            --             --
Issuance of
warrants in
connection with
debt financing...          --        --          --       --          --        50,000         --            --             --
Net loss.........          --        --          --       --          --           --          --            --      (4,778,789)
                    ----------  --------  ---------- -------- ----------- ------------   ---------     ---------   ------------
Balance, December
31, 1997.........    3,247,262    32,473  10,107,460  101,074         --     3,201,539         --            --      (5,698,611)
                    ----------  --------  ---------- -------- ----------- ------------   ---------     ---------   ------------
Issuance of
Series D
preferred stock,
net of issuance
costs............    4,558,405    45,584         --       --          --    15,089,770         --            --             --
Issuance of
common stock as
consideration for
private
placement fees...          --        --      227,920    2,280         --       147,720         --            --             --
Issuance of fully
vested options to
non employees....          --        --          --       --          --        19,096         --            --             --
Shares issued as
consideration
for acquisitions..         --        --      193,416    1,932         --       158,362         --            --             --
Exercise of
employee stock
options..........          --        --        8,720       88         --         1,311         --            --             --
Unearned
compensation.....          --        --          --       --          --       669,540    (669,540)          --             --
Amortization of
unearned
compensation.....          --        --          --       --          --           --       75,507           --             --
Issuance of
warrants in
connection with
debt financing...          --        --          --       --          --       200,000         --            --             --
Net loss.........          --        --          --       --          --           --          --            --     (13,594,275)
                    ----------  --------  ---------- -------- ----------- ------------   ---------     ---------   ------------
Balance, December
31, 1998.........    7,805,667    78,057  10,537,516  105,374         --    19,487,338    (594,033)          --     (19,292,886)
                    ----------  --------  ---------- -------- ----------- ------------   ---------     ---------   ------------
Comprehensive
loss:
Conversion to
common stock.....   (7,805,667)  (78,057) 38,939,384  389,396         --      (311,339)        --            --             --
Sale of common
stock in initial
public offering
(Note 1).........          --        --   16,100,000  161,000         --    58,126,314         --            --             --
Common stock to
be issued (Note
2)...............          --        --          --       --   99,545,663          --          --            --             --
Notes converted
to common stock..          --        --    1,250,000   12,500         --     4,987,500         --            --             --
Exercise of
options..........          --        --    2,214,908   22,148         --     1,358,259         --            --             --
Shares issued
through employee
stock purchase
plan.............          --        --      143,122    1,430         --       571,068         --            --             --
Shares issued as
consideration
for acquisitions..         --        --    2,787,640   27,876         --    67,127,029         --            --             --
Exercise of
warrants.........          --        --      148,296    1,484         --        90,503         --            --             --
Unearned
compensation.....          --        --          --       --          --       438,075    (494,855)          --             --
Amortization of
unearned
compensation.....          --        --          --       --          --           --      487,946           --             --
Net loss.........          --        --          --       --          --           --          --            --     (53,479,881)
 Unrealized loss
 on securities...          --        --          --       --          --           --          --       (218,671)           --
 Comprehensive
 loss............
                    ----------  --------  ---------- -------- ----------- ------------   ---------     ---------   ------------
Balance, December
31, 1999.........          --   $    --   72,120,866 $721,208 $99,545,663 $151,874,747   $(600,942)    $(218,671)  $(72,772,767)
                    ==========  ========  ========== ======== =========== ============   =========     =========   ============
                                   Total
                               Shareholders'
                    Treasury      Equity      Comprehensive
                      Stock      (Deficit)    Income (Loss)
                    ---------- -------------- --------------
Balance, January
1, 1997..........   $ (60,000) $    105,264
Issuance of
Series B
preferred stock..         --      2,000,000
Issuance of
Series C
preferred stock..         --        200,000
Issuance of
warrants in
connection with
debt financing...         --         50,000
Net loss.........         --     (4,778,789)
                    ---------- --------------
Balance, December
31, 1997.........     (60,000)   (2,423,525)
                    ---------- --------------
Issuance of
Series D
preferred stock,
net of issuance
costs............         --     15,135,354
Issuance of
common stock as
consideration for
private
placement fees...         --        150,000
Issuance of fully
vested options to
non employees....         --         19,096
Shares issued as
consideration
for acquisitions..        --        160,294
Exercise of
employee stock
options..........         --          1,399
Unearned
compensation.....         --            --
Amortization of
unearned
compensation.....         --         75,507
Issuance of
warrants in
connection with
debt financing...         --        200,000
Net loss.........         --    (13,594,275)
                    ---------- --------------
Balance, December
31, 1998.........     (60,000)     (276,150)
                    ---------- --------------
Comprehensive
loss:
Conversion to
common stock.....         --            --
Sale of common
stock in initial
public offering
(Note 1).........         --     58,287,314
Common stock to
be issued (Note
2)...............         --     99,545,663
Notes converted
to common stock..         --      5,000,000
Exercise of
options..........         --      1,380,407
Shares issued
through employee
stock purchase
plan.............         --        572,498
Shares issued as
consideration
for acquisitions..        --     67,154,905
Exercise of
warrants.........     (91,987)          --
Unearned
compensation.....         --        (56,780)
Amortization of
unearned
compensation.....         --        487,946
Net loss.........         --    (53,479,881)
 Unrealized loss
 on securities...         --       (218,671)  $(53,479,881)
 Comprehensive
 loss............                                 (218,671)
                    ---------- -------------- --------------
Balance, December
31, 1999.........   $(151,987) $178,397,251   $(53,698,552)
                    ========== ============== ==============

         See accompanying notes to consolidated financial statements.

                                VERTICALNET, INC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year ended December 31,
                                       ----------------------------------------
                                           1999           1998         1997
                                       -------------  ------------  -----------
Net loss.............................  $ (53,479,881) $(13,594,275) $(4,778,789)
                                       -------------  ------------  -----------
Adjustments to reconcile net loss to
 net cash used in operating
 activities:
 Loss from disposal of fixed assets..         30,912           --         3,278
 Depreciation, amortization and other
  noncash charges....................      9,790,278       837,724      388,058
 In-process research and development
  charge.............................     13,600,000           --           --
 Change in assets net of effect of
  acquisitions:
 Accounts receivable.................     (8,031,734)   (1,058,461)    (428,669)
 Inventory...........................      1,894,778           --           --
 Prepaid expenses and other assets...     (1,944,568)   (1,085,213)    (143,420)
 Change in liabilities net of effect
  of acquisitions:
 Accounts payable....................      1,818,386       581,536      509,434
 Accrued expenses....................     12,486,254     1,403,491      135,057
 Deferred revenues...................      7,032,955     1,249,624      493,960
                                       -------------  ------------  -----------
Net cash used in operating
 activities..........................    (16,802,620)  (11,665,574)  (3,821,091)
                                       -------------  ------------  -----------
Cash flows from investing activities:
 Acquisitions, net of cash acquired..    (64,334,532)   (1,858,389)         --
 Loan to Informatrix prior to
  acquisition........................            --       (550,914)         --
 Purchase of investments.............   (195,042,538)          --           --
 Proceeds from sale and redemption of
  investments........................    133,782,760           --           --
 Restricted cash.....................     (3,719,097)          --           --
 Loan receivable.....................            --         (4,086)    (160,000)
 Bridge financing to Isadra prior to
  acquisition........................       (965,319)          --           --
 Purchase of equity investments......     (6,700,000)
 Capital expenditures................     (5,403,196)     (484,408)    (235,671)
                                       -------------  ------------  -----------
Net cash used investing activities...   (142,381,922)   (2,897,797)    (395,671)
                                       -------------  ------------  -----------
Cash flows from financing activities:
 Borrowings under line of credit.....            --      2,000,000    2,500,000
 Repayment of line of credit.........     (2,000,000)   (2,500,000)         --
 Loans from ICG......................            --      6,550,000    1,600,000
 Repayment of loans from ICG.........            --            --      (950,000)
 Repayment of loans from related
  parties............................            --       (100,000)         --
 Principal payments on obligations
  under capital leases...............       (903,428)     (189,005)     (48,834)
 Repayment of long-term debt.........       (603,261)      (32,852)      (9,139)
 Net proceeds from issuance of
  preferred stock....................            --     13,741,962    1,550,000
 Net proceeds from issuance of common
  stock in initial public offering...     58,459,305           --           --
 Net proceeds from convertible debt
  issuance...........................    110,870,000           --           --
 Proceeds from exercise of stock
  options and employee stock purchase
  plan...............................      1,952,905         1,399          --
                                       -------------  ------------  -----------
Net cash provided by financing
 activities..........................    167,775,521    19,471,504    4,642,027
                                       -------------  ------------  -----------
Net increase in cash.................      8,590,979     4,908,133      425,265
Cash and cash equivalents--beginning
 of period...........................      5,662,849       754,716      329,451
                                       -------------  ------------  -----------
Cash and cash equivalents--end of
 period..............................  $  14,253,828  $  5,662,849  $   754,716
                                       =============  ============  ===========
Supplemental disclosure of cash flow
 information:
Cash paid during the period for
 interest............................  $     300,806  $    199,016  $    52,925
                                       =============  ============  ===========
Supplemental schedule of noncash
 investing and financing activities:
 Equipment acquired under capital
  leases.............................  $   3,120,292  $    383,816  $   415,195
Issuance of common stock as
 consideration for acquisitions......  $  67,154,905  $    160,294  $       --
 Common stock to be issued as
  consideration for acquisitions.....  $  99,545,663  $        --   $       --
 Issuance of common stock as
  consideration for private placement
  fees...............................  $         --   $    150,000  $       --
 Issuance of warrants in connection
  with debt financing................  $         --   $    200,000  $    50,000
 Warrant exercises...................  $      91,987  $        --   $       --
 Liabilities assumed in conjunction
  with acquisitions..................  $  18,671,532  $        --   $       --
 Loans from ICG converted to
  preferred stock....................  $         --   $  1,550,000  $   650,000
 Notes converted to common stock.....  $   5,000,000  $        --   $       --
 Financing agreement for directors
  and officers liability insurance...  $     235,214  $        --   $       --

          See accompanying notes to consolidated financial statements.

                               VERTICALNET, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Company

VerticalNet, Inc. ("VerticalNet" or the "Company") owns and operates vertical trade communities, which are targeted business-to-business communities of commerce on the Internet. The Company's vertical trade communities are Web sites that act as industry-specific comprehensive sources of information, interaction and electronic commerce. Vertical trade communities combine product information; industry news; requests for proposals; directories; classifieds; job listings; discussion forums; a variety of electronic commerce opportunities for buyers and sellers; and other services, such as online professional education courses and virtual trade shows. Each trade community is individually branded, focuses on one business sector and caters to individuals with similar professional interests. The virtual trade communities are designed to attract technical and purchasing professionals with highly specialized product and specification requirements and purchasing authority or influence. The Company was founded on July 28, 1995 and as of March 15, 2000 operates 55 vertical trade communities in eleven major industry groups: advanced technologies; communications; environmental; food and packaging; food service/hospitality; healthcare and science; manufacturing and metals; process; public sector; service; textiles and apparel.

Through the December 16, 1999 acquisition of NECX.com LLC ("NECX"), a business-to-business market maker for the electronic components and hardware market, the Company is also engaged in the sale of electronic hardware and components. NECX acts as a third party intermediary, purchasing electronic hardware and components from various vendors for resale to foreign and domestic companies. NECX also has overseas subsidiaries in Sweden and Ireland that serve as sales offices to European exchange customers. NECX's functional currency is US dollars.

On February 17, 1999, the Company completed its initial public offering (the "IPO") of 16,100,000 shares of its common stock at $4.00 per share (on a post-split basis). Net proceeds to the Company were approximately $58.3 million (net of underwriters' commission and offering expenses of $6.1 million).

On July 21, 1999, the Board of Directors of the Company approved a two-for-one stock split of the Company's common stock. Shares resulting from the split were distributed on August 20, 1999 to shareholders of record at the close of business on August 9, 1999.

On January 20, 2000, the Board of Directors of the Company approved a two-for-one stock split of the Company's common stock to be distributed in the form of a stock dividend, payable on or about March 31, 2000 for shareholders of record at the close of business on March 17, 2000.

All references in the consolidated financial statements to shares, share prices and per share amounts have been adjusted retroactively for these splits.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue and Editorial and Operational Expenses

Prior to the acquisition of NECX, the Company generated substantially all of its revenue from Internet advertising including the development of "storefronts" (Web pages that focus on advertisers' products and provide a link to the advertisers' Web sites). The advertising contracts generally do not extend beyond one year,

                               VERTICALNET, INC.

although certain contracts are for multiple years. Advertising revenues are recognized ratably over the period of the advertising contract. In 1999, we also entered into a number of strategic co-marketing agreements where the Company is responsible for creating co-branded sites. Revenues from the development of these sites are recognized as earned. Additional revenues from advertising and maintenance services are recognized as earned over the term of the contract. Revenues from educational courses are recognized in the period in which the course is completed and revenues from the sale of books are recognized in the period in which the books are shipped. Auction revenues related to transaction fees are recognized at the time that the auction is successfully concluded. Web hosting revenues are recognized ratably over the period of service and web development fees are recognized as earned. All e-commerce revenues, whether transaction fees, a percentage of sale fee or a minimum guaranteed fee, are recognized when earned. Approximately $3.0 million and $1.0 million at December 31, 1999 and 1998, respectively, included in the accounts receivable balance, is unbilled due to customer payment terms.

Gross exchange transaction sales are comprised of product sales, net of returns and allowances. Product sales typically involve electronic components, computer products and connectivity equipment. Revenue is recognized when the products are shipped to customers. The Company reflects the gross revenue and related product costs of exchange transactions in its consolidated financial statements since it takes title to the products exchanged in such transactions and is exposed to both inventory and credit risk related to the execution of the transactions. However, management believes that the amount of net revenue, resulting from exchange transactions is an important performance measure for the exchange business and has presented this amount as a subtotal in the consolidated statements of operations. Net exchange revenues as shown in the Company's consolidated financial statements are gross exchange transaction sales less exchange transaction costs primarily consisting of resale inventory purchases and freight charges. The Company records a reserve for exchange sales returns at the time of shipment, based on estimated return rates.

Barter transactions are recorded at the lower of estimated fair value of the goods or services received or the estimated fair value of the advertisements given based on historical cash transactions. Barter revenue is recognized when the advertising impressions are delivered to the customer and advertising expense is recorded when the advertising impressions or other advertising services are received from the customer. If the advertising impressions are received from the customer prior to the Company delivering the advertising impressions a liability is recorded, and if the Company delivers the advertising impressions to the customer prior to receiving the advertising impressions or other advertising a prepaid expense is recorded. For the year ended December 31, 1999 and 1998, the Company recognized approximately $3.8 million and $650,000 of advertising revenues and $3.0 million and $498,000 of advertising expenses from barter transactions, respectively. For the year ended December 31, 1997, barter transactions were immaterial. The Company has recorded approximately $968,000 and $175,000 in prepaid expenses related to barter transactions as of December 31, 1999 and 1998, respectively.

Editorial and operational expenses primarily consist of Internet connection charges, depreciation, purchased content, salaries and benefits of operating and editorial personnel and other related operating costs and are recorded as incurred.

Product Development

Product development costs consist principally of salaries and related costs, which are charged to expense as incurred.

Advertising Costs

The Company charges advertising costs to expense as incurred. Advertising expense, exclusive of barter advertising discussed above, was approximately $4.3 million, $1.9 million and $198,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

                               VERTICALNET, INC.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market investments and other highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash represents certificates of deposit held pursuant to a building lease agreement and standby letters of credit.

Investments

The Company accounts for investments in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity (deficit). Realized gains or losses and permanent declines in value, if any, on available-for-sale securities will be reported in other income or expense, as incurred.

The Company holds equity instruments of privately held companies for business and strategic purposes. These investments are included in other investments and are accounted for under the cost method since ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investees. For these non-quoted investments, the Company's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

The Company has investments in companies whose results are not consolidated, but over whom the Company exercises significant influence, these investments are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investment depends on an evaluation of several factors including, among others, representation on the investee's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee, including voting rights associated with the Company's holdings in common, preferred and other convertible instruments in the investee. Under the equity method of accounting, the Company's share of the earnings or losses of the investee is reflected in the Company's consolidated statements of operations.

Inventory

Inventory consists of NECX merchandise purchased for resale and is recorded at the lower of cost or market with the cost determined on the first-in, first-out basis.

                               VERTICALNET, INC.

Property and Equipment

Property and equipment are stated at cost, net of accumulated amortization and depreciation. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

   Computer equipment and purchased software.......................... 3-5 years
   Office equipment and furniture..................................... 5-7 years
   Trade show equipment...............................................   7 years
   Leasehold improvements.............................................   3 years

Internal Use Software

Under the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs associated with internally developed and/or purchased software systems for new products and enhancements to existing products that have reached the application stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, payroll and payroll related expenses for employees who are directly associated with and devote time to the internal-use software project and interest costs incurred, if material, while developing internal-use software. Capitalization of such costs begins when the preliminary project stage is complete and ceases no later than the point at which the project is substantially complete and ready for its intended purpose. The carrying value of the software is regularly reviewed and a loss is recognized if the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost. As of December 31, 1999, capitalized costs are not yet being amortized since projects are still in process.

Goodwill and Intangible Assets

Goodwill is amortized using the straight-line method from the date of acquisition over the period of the expected benefits, which ranges from three to five years. Other intangible assets resulting from the Company's acquisitions, including covenants not-to-compete, acquired technology, strategic relationships and acquired workforce, are also amortized using the straight-line method from the date of acquisition over the period of the expected benefits, ranging from at two to four years. The Company periodically assesses the recoverability of goodwill, as well as other long-lived assets, based upon expectations of future undiscounted cash flows.

Debt Issuance Costs

Specific costs related to the convertible debt offering were capitalized upon issuance and are being amortized to interest expense using the effective interest rate method over five years. As of December 31, 1999, the remaining debt issuance costs are $3.7 million, classified in other assets on the balance sheet.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

                               VERTICALNET, INC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Impairment of Long-Lived Assets

The Company assesses impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of the impairment, if any, is measured based on projected discounted future cash flows.

Financial Instruments

In accordance with the requirements of SFAS No. 107, Disclosure about Fair Value of Financial Instruments, the Company has determined the estimated fair value of its financial instruments using available market information and valuation methodologies. The Company's financial instruments consist of cash, accounts receivable, accounts payable, capital leases and convertible notes. Considerable judgment is required to develop the estimates of fair value; thus, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. However, the Company believes the carrying values of these assets and liabilities, with the exception of the convertible notes, is a reasonable estimate of their fair market values at December 31, 1999 and 1998 due to the short maturities of such items. Based on their quoted market value as of December 31, 1999, the convertible notes are estimated to have an aggregate fair market value of approximately $487.6 million.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in bank deposits accounts, marketable securities and trade receivables. The Company has not experienced significant losses related to cash and cash equivalents and marketable securities and does not believe it is exposed to any significant credit risks relating to its cash and cash equivalents. The Company's trade receivables from exchange sales are derived primarily from sales of electronic hardware products to a large number of customers worldwide. The Company establishes the allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information. At December 31, 1999 less than 1% of receivables (denominated in U.S. dollars) is due from exchange customers whose economies are considered highly inflationary. The Company does not anticipate any losses from these receivables in excess of the provided allowances. No single customer accounted for greater than 10% of total revenues during the years ended December 31, 1999, 1998 and 1997.

Self Insurance

The Company is self-insured for certain losses related to employee medical benefits as of December 1999. The Company has purchased stop-loss coverage in order to limit its exposure. Self insurance losses are accrued based upon the Company's estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry. At December 31, 1999, the accrued liability for self-insured losses included in other accrued expenses is $171,000.

Stock Options

Stock-based compensation is recognized using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). For disclosure

                               VERTICALNET, INC.

purposes, pro forma net loss and loss per share data are provided in accordance with SFAS 123, Accounting for Stock-Based Compensation as if the fair value method had been applied.

Computation of Historical Net Loss Per Share and Pro Forma Net Loss Per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Dilutive net loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares potentially could include the incremental common shares issuable upon the exercise of stock options and warrants (using the treasury stock method) and the incremental common shares issuable upon the conversion of the convertible preferred stock (using the if-converted method) and the Company's convertible debt. Common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Common stock to be issued upon the conversion of the convertible note given as consideration for the purchase of NECX was included in the calculation from the date of acquisition in December 1999 since the related securities were accounted for as equity.

Pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding, including common equivalent shares from the convertible preferred stock (using the if-converted method), which automatically converted into common stock upon the completion of the IPO as if converted at the original date of issuance, for both basic and diluted net loss per share, even though inclusion is anti-dilutive.

The following table sets forth the reconciliation between the weighted average shares outstanding for basic and diluted and pro forma net loss per share computations:

                                                   Year Ended December 31,
                                               --------------------------------
                                                  1999       1998       1997
                                               ---------- ---------- ----------
Weighted average shares outstanding basic and
 diluted.....................................  62,391,416 10,282,200 10,107,460
  Effect of convertible preferred stock......   4,267,326 32,259,756 14,629,844
                                               ---------- ---------- ----------
Pro forma weighted average shares
 outstanding.................................  66,658,742 42,541,956 24,737,304
                                               ========== ========== ==========

The following table sets forth the computation of net loss per share:

                                               Year Ended December 31,
                                        ---------------------------------------
                                            1999          1998         1997
                                        ------------  ------------  -----------
Basic and diluted net loss per share
Numerator: Net loss.................... $(53,479,881) $(13,594,275) $(4,778,789)
Denominator:
  Weighted average shares outstanding
   basic and diluted...................   62,391,416    10,282,200   10,107,460
Basic and diluted net loss per share... $      (0.86) $      (1.32) $     (0.47)
                                        ============  ============  ===========
Pro forma net loss per share
Numerator: Net loss.................... $(53,479,881) $(13,594,275) $(4,778,789)
Denominator:
  Pro forma weighted average shares
   outstanding basic and diluted.......   66,658,742    42,541,956   24,737,304
Basic and diluted net loss per share... $      (0.80) $      (0.32) $     (0.19)
                                        ============  ============  ===========

The conversion of outstanding options, warrants and subordinated convertible debt resulting in 17,583,787, 2,704,474 and 1,464,292 common stock equivalents would have been anti-dilutive and were excluded from the calculations for the years ended December 31, 1999, 1998 and 1997, respectively.

                               VERTICALNET, INC.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As we do not currently engage or plan to engage in derivative or hedging activities, it is not anticipated that there will be any impact on our results of operations, financial position or cash flows upon the adoption of this standard.

In October 1999, the Chief Accountant of the Securities and Exchange Commission (the "SEC") requested that the Financial Accounting Standards Board Emerging Issues Task Force (the "EITF") address a number of accounting and financial reporting issues that the SEC believes had developed with respect to Internet businesses. The SEC identified twenty issues for which they believed some form of standard setting or guidance may be appropriate either because
(1) there appeared to be diversity in practice or (2) the issues are not specifically addressed in current accounting literature or (3) the SEC Staff is concerned that developing practice may be inappropriate under generally accepted accounting principles. Many of the issues identified by the SEC, including those which address barter and revenue recognition, are potentially applicable to the Company. Although the EITF has begun to deliberate these issues, formal guidance has not been issued to date for the majority of them. In addition, in December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, which is required to be implemented in the quarter ended March 31, 2000. The Company is currently analyzing the potential impact of SAB No. 101 on its revenue recognition policies. Although the Company believes its historical accounting policies and practices conform with generally accepted accounting principles, there can be no assurance that final consensuses reached by the EITF on the Internet issues referred to above, or other actions by standard setting bodies, or the Company's formal implementation of SAB No. 101, will not result in changes to the Company's historical accounting policies and practices or to the manner in which certain transactions are presented and disclosed in the Company's consolidated financial statements.

(2) Acquisitions

In September 1998, the Company acquired all of the outstanding capital stock of Boulder Interactive Technology Services Company ("BITC") for $1.8 million in cash. BITC operates a vertical trade community for professionals in the radio frequency and wireless communications industry. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the net assets acquired of approximately $1.9 million was recorded as goodwill and is being amortized over 36 months.

In September 1998, the Company acquired all of the outstanding capital stock of Informatrix Worldwide, Inc. ("Informatrix") for 184,616 shares of the Company's common stock valued at $153,000. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the net assets acquired of approximately $903,000 was recorded as goodwill and is being amortized over 36 months. The purchase agreement also provided for the Company to issue up to 46,152 additional shares of the Company's common stock to the Informatrix shareholders in the event that Informatrix achieved certain sales targets through December 1998. Through December 31, 1998, the former shareholders of Informatrix earned, and the Company recorded, the issuance of 14,952 shares of common stock which was valued at $32,000. The additional consideration was accounted for as additional goodwill. Informatrix operates a vertical community in the property and casualty insurance industry that caters to risk managers, agents, brokers and other professionals in the insurance industry.

In January 1999, the Company acquired certain assets, including the Safety Online Web site, and assumed certain liabilities from Coastal Video Communications ("Coastal"). The Company paid $260,000 in cash, issued a

                               VERTICALNET, INC.

$50,000 note, to be paid within 90 days of the closing of the purchase, and provided the seller an advertising commitment on the Company's Web site valued at $160,000. As of December 31, 1999, the Company has paid the note to Coastal and has fulfilled approximately $104,000 of its advertising commitment to the seller. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $550,000 was recorded as goodwill and is being amortized over 36 months. The results of operations from Safety Online are not material to the Company's consolidated financial position or results of operations. Safety Online is a vertical trade community serving professionals in the occupational and safety industry.

In June 1999, the Company acquired certain assets, including the Oillink Web site, and assumed certain liabilities of a sole proprietor. The Company paid $225,000 in cash and issued 11,684 shares of its common stock valued at $250,000. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $504,000 was recorded as goodwill and is being amortized over 36 months. The results of operations from Oillink are not material to the Company's consolidated financial position or results of operations. Oillink is a vertical trade community for professionals in the global oil and gas community, offering industry news, information and a number of on-line services.

In June 1999, the Company acquired certain assets, including the ElectricNet Web site, and assumed certain liabilities of a sole proprietor. The Company paid $975,000 in cash and issued 42,252 shares of its common stock valued at $825,000. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $1.9 million was recorded as goodwill and is being amortized over 36 months. The results of operations from ElectricNet are not material to the Company's consolidated financial position or results of operations. ElectricNet is a leading destination for electrical power industry professionals, offering information for the power transmission and distribution industry.

In June 1999, the Company acquired all of the outstanding capital stock of Techspex, Inc. ("Techspex") for $211,000 in cash and 179,988 shares of common stock valued at $3.0 million. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $3.3 million was recorded as goodwill and is being amortized over 36 months. Techspex was the owner and operator of a vertical trade community in the machine tools industry. The Web site acts as a comprehensive source of information, interaction and electronic commerce for the machine tool industry providing a searchable database of machine tools, dealers and tooling and accessory suppliers.

In July 1999, the Company acquired all of the outstanding capital stock of LabX Technologies Inc. ("LabX") for $1.6 million in cash and 139,588 shares of common stock valued at $2.8 million. The common stock given as consideration was reduced by an illiquidity discount of 10% based on restrictions detailed in the lock up agreements signed by the individuals receiving the stock. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $4.6 million was allocated to a covenant not-to-compete, existing technology and goodwill of approximately $350,000, $500,000 and $3.75 million, respectively. The covenant not-to-compete is being amortized on a straight-line basis over 24 months, the term of the covenant, while the existing technology and goodwill are being amortized on a straight-line basis over 36 months. LabX was the owner and operator of an Internet trading community focused on facilitating electronic commerce of scientific equipment on the Internet. LabX's Web site community allows participants to communicate their buying and selling requirements for laboratory equipment.

In August 1999, the Company acquired all of the outstanding capital stock of CertiSource Inc. ("CertiSource") for $476,000 in cash and 167,424 shares of common stock valued at $2.7 million. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $3.4 million was allocated to a covenant not-to-compete and goodwill of approximately $500,000

                               VERTICALNET, INC.

and $2.9 million, respectively. Both the covenant not-to-compete and goodwill are being amortized on a straight-line basis over 36 months. CertiSource provides registration services for technical and educational training courses, as well as related training products, consulting services and software. CertiSource also uses an Internet Web site to provide large corporations training management services including reporting and the coordination of private training events.

In August 1999, the Company acquired certain assets, including the Surface Finishing Web site, and assumed certain liabilities from Industry On Line, Inc. ("Industry On Line"). The Company paid $150,000 in cash and issued 13,592 shares of its common stock valued at approximately $251,000. The Company has also agreed to provide the seller an advertising commitment on the Company's Web site valued at $140,000. As of December 31, 1999, the Company has fulfilled approximately $67,000 of its advertising commitment to the seller. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $604,000 was recorded as goodwill and is being amortized over 36 months. The results of operations from Industry On Line are not material to the Company's consolidated financial position or results of operations. Industry On Line is the owner and operator of a vertical trade community in the metal finishing industry.

In August 1999, the Company acquired all of the outstanding capital stock of Isadra, Inc. ("Isadra") for $2.4 million in cash, 2,000,000 shares of common stock valued at $37.8 million and 81,526 options to purchase VerticalNet common stock valued at $1.5 million at the date of acquisition using the Black-Sholes model. The common stock given as consideration was reduced by an illiquidity discount ranging from 5% to 20% based on restrictions detailed in the lock up agreements signed by the individuals receiving the stock. In connection with this transaction, the Company agreed to lend up to $1.0 million to Isadra prior to the closing of this transaction. As of the acquisition date, the Company had advanced Isadra $965,000. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $43.9 million was allocated to in-process research and development, existing technology, assembled work force and goodwill of approximately $13.6 million, $2.1 million, $500,000 and $27.7 million, respectively. The $13.6 million was charged to expense as a non-recurring charge upon consummation of the acquisition since the in-process research and development has not yet reached feasibility and had no alternative future use (see Note 3). The existing technology and assembled work force are being amortized on a straight-line basis over 24 months, while goodwill is being amortized on a straight-line basis over 36 months. Isadra has developed e-commerce software for vertical industries.

In December 1999, the Company acquired substantially all of the assets and liabilities of NECX for approximately $14.1 million cash and $70.0 million of notes convertible into common stock. The notes were valued at the estimated fair value of the shares into which they are convertible, based on the average of the stock price for a few days before and after the transaction was announced on November 16, 1999. On the date of the definitive agreement, November 16, 1999, the notes were convertible into 2,008,738 shares of VerticalNet common stock valued at $99.5 million. Since the notes are required to be paid in common stock and it is the Company's intention to convert the notes once a registration statement is declared effective, the notes have been accounted for as common stock to be issued. Additionally, the Company assumed certain liabilities including, $10.0 million in debt and a $22.0 million line of credit which were paid in cash upon the transaction closing.

NECX was a privately held leader in buying and selling semiconductors, electronic components, computer products and networking equipment. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $120.0 million was allocated to strategic relationships, including customer and vendor lists, assembled workforce and goodwill in the amounts of approximately $13.0 million, $2.5 million and $104.5 million respectively. The assembled workforce is being amortized on a straight-line basis over 48 months, while strategic relationships and goodwill are being amortized on a straight-line basis over 60 months.

                               VERTICALNET, INC.

In December 1999, the Company acquired certain assets, including the GovCon Web site, and assumed certain liabilities from GovCon, Inc. ("GovCon"). The Company issued 150,000 shares of its common stock valued at approximately $12.0 million. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $12.0 million was recorded as goodwill and is being amortized over 36 months. The results of operations from GovCon are not material to the Company's consolidated financial position or results of operations. GovCon is a Web site community for bidders on federal government contracts.

In December 1999, the Company acquired certain assets, including the TextileWeb Web site, and assumed certain liabilities from TextileWeb, Inc. ("TextileWeb"). The Company issued 76,600 shares of its common stock valued at approximately $6.1 million. The acquisition was accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired of approximately $6.3 million was recorded as goodwill and is being amortized over 36 months. The results of operations from TextileWeb are not material to the Company's consolidated financial position or results of operations. TextileWeb is a vertical trade community in the textile industry.

The following unaudited pro forma financial information presents the combined results of operations of VerticalNet, BITC, Informatrix, Techspex, LabX, CertiSource, Isadra and NECX as if the acquisitions occurred on January 1, 1998, after giving effect to certain adjustments including amortization of goodwill. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had VerticalNet, BITC, Informatrix, Techspex, LabX, CertiSource, Isadra and NECX constituted a single entity during such periods.

                                                       Year ended December 31,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
   Combined revenues.................................. $55,349,732  $42,625,594
   Net loss........................................... (89,180,374) (47,005,966)
   Net loss per share.................................       (1.35)       (3.15)

(3) In-Process Research and Development

The write-off of in-process research and development ("IPR&D") related to the acquisition of Isadra (discussed in Note 2) totaled $13.6 million which was expensed as a one time non recurring charge. The allocation of $13.6 million represents the estimated fair value related to incomplete projects based on risk-adjusted cash flows. At the date of the acquisition, the projects associated with the IPR&D efforts had not yet reached technological feasibility and had no alternative future uses. Accordingly, these costs were expensed. At the acquisition date, Isadra was conducting development, engineering and testing activities associated with the completion of the following next generation technologies: i) CatSmart Business; ii) Business Publisher; and iii) C2 Hub/Server. The projects under development, at the valuation date, are expected to address emerging market demands for business-to-business e-commerce.

At the acquisition date, the technologies under development were between 70 and 80 percent complete, based on project man-months and costs. Isadra had spent approximately $3.0 million on the IPR&D and expected to spend approximately $1.0 million to complete the IPR&D projects. Isadra anticipated that research and development related to these projects would be completed by early to mid-2000, after which time Isadra is expected to begin generating economic benefits from the value of the completed IPR&D.

In allocating the purchase price, the Company considered present value calculations of income, an analysis of project accomplishments and completion costs, an assessment of overall contributions, as well as project risks.

                               VERTICALNET, INC.

The values assigned to IPR&D were determined by estimating the costs to develop the purchased technology into commercially viable products, estimating the resulting net cash flows from each project, excluding the cash flows related to the portion of each project that was incomplete at the acquisition date, and discounting the resulting net cash flows to their present value. Each of the project forecasts were based upon future discounted cash flows, taking into account the state of development of each in-process project, the cost to complete that project, the expected income stream, the life cycle of the product ultimately developed and the associated risks.

Aggregate revenue attributable to the IPR&D projects was estimated to peak, as a percentage of total revenue, in 2000 and decline thereafter through 2003, the end of the estimated life of the IPR&D, as new product technologies are expected to be introduced by Isadra. For the projects under development, risk-adjusted discount rates of 50 percent were utilized to discount projected cash flows.

(4) Property and Equipment

                                                            December 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
   Computer equipment and purchased software.......... $10,295,624  $1,475,773
   Office equipment and furniture.....................   2,695,007     225,658
   Trade show equipment...............................      40,587      40,587
   Leasehold improvements.............................   2,147,368      45,864
                                                       -----------  ----------
                                                        15,178,586   1,787,882
   Less: accumulated depreciation and amortization....  (2,030,958)   (715,819)
                                                       -----------  ----------
   Property and equipment, net........................ $13,147,628  $1,072,063
                                                       ===========  ==========

Amortization applicable to property and equipment under capital leases is included in depreciation expense.

(5) Intangible Assets

Intangible assets consist of the following:

                                                            December 31,
                                                       ------------------------
                                                           1999         1998
                                                       ------------  ----------
   Goodwill........................................... $166,576,270  $2,734,981
   Covenant not-to-compete............................      850,000         --
   Existing technology................................    2,600,000         --
   Assembled workforce................................    3,000,000         --
   Strategic relationships............................   13,000,000         --
                                                       ------------  ----------
                                                        186,026,270   2,734,981
   Less: accumulated amortization.....................   (8,102,342)   (282,990)
                                                       ------------  ----------
   Intangible assets, net............................. $177,923,928  $2,451,991
                                                       ============  ==========

Amortization expense was $7.8 million and $282,990 for the year ended December 31, 1999 and 1998, respectively.

                               VERTICALNET, INC.

(6) Investments
Investments are categorized as available-for-sale securities and summarized as follows:

                                             Gross      Gross
                                           Unrealized Unrealized
                                            Holding    Holding
                                  Cost       Gains      Losses    Market Value
                               ----------- ---------- ----------  ------------
Corporate Debt Obligations--
 maturity less than 1 year.... $23,221,249   $ --     $ (30,694)  $23,190,555
Corporate Debt Obligations--
 maturity between 1 and 5
 years........................  10,004,764     --       (64,131)    9,940,633
U.S. Government & Government
 Agency Obligations--maturity
 less than 1 year.............  21,008,976     --       (68,396)   20,940,580
U.S. Government & Government
 Agency Obligations--maturity
 between 1 and 5 years........   7,000,000     --       (55,450)    6,944,550
                               -----------   -----    ---------   -----------
                               $61,234,989   $ --     $(218,671)  $61,016,318
                               ===========   =====    =========   ===========

Investments are classified on the balance sheet as current assets of $44,131,135 and non-current assets of $16,885,183.

There were no investments held at December 31, 1998.

Proceeds from sales of securities available for sale were approximately $133.8 million for the year ended December 31, 1999. Gross losses were approximately $25,000 for the year ended December 31, 1999. Realized gains and losses are computed on a specific identification basis.

(7) Joint Ventures & Equity Investments

Joint Ventures

With the acquisition of NECX, the Company acquired an ownership interest in Electronic Commodity Exchange Asia Pte., Ltd. ("NECX Asia") and Asia Business Venture Holdings Pte., Ltd. ("Asia Business Venture"), both of which are joint ventures engaged in the distribution of electronic hardware. The following is a summary of the joint ventures:

                                                        Balance in
                                                       Other Assets
                                         Original    at December  31, Ownership
                                       Investment(1)       1999       Percentage
                                       ------------- ---------------- ----------
NECX Asia.............................   $542,610        $542,610         50%
Asia Business Venture.................    937,592         937,592          6

--------
(1) Original investment is based on fair value assumed on the date of the acquisition of NECX on December 16, 1999.

The Company accounts for its ownership in NECX Asia under the equity method. NECX Asia's total assets are approximately 2% of the Company's total assets at December 31, 1999 and its net loss is less than 2% of the Company's net loss for year ended December 31, 1999. The Company accounts for its minority interest in Asia Business Venture using the cost method and believes that there has been no impairment of its investment at December 31, 1999.

                               VERTICALNET, INC.

Equity Investments

In July 1999, the Company acquired 414,233 shares of the Series C preferred stock of Tradex Technologies, Inc. ("Tradex") at a cost of $1.0 million. In December 1999, Tradex entered into an Agreement and Plan of Reorganization with Ariba, Inc. On March 10, 2000, Ariba announced that it had completed the acquisition of Tradex. Pursuant to the terms of the Agreement and Plan of Reorganization, the Company's investment in Tradex will be exchanged into approximately 283,153 shares of Ariba's common stock (unaudited).

In October 1999, the Company acquired 352,112 shares of Neoforma's ("Neoforma") Series E preferred stock at a cost of $2.0 million. Additionally the Company entered into a co-marketing strategic alliance with Neoforma which includes a $2.0 million payment to the Company over the term of the agreement. In January 2000, Neoforma successfully consummated an initial public offering of its common stock, at which time our preferred stock holdings were converted to common stock on a one-for-one basis. The Company executed a six month lock up agreement in connection with Neoforma's IPO.

In November 1999, the Company acquired 630 shares of Zillacast Series A preferred stock at a cost of $1.5 million. Additionally the Company entered into a co-marketing strategic alliance with ZillaCast which includes a $750,000 payment to the Company over the term of the agreement.

In December 1999, the Company invested $1.4 million in BioSupplies.com ("BioSupplies"). The investment is held in escrow and will convert into equity of BioSupplies upon the terms defined in the agreement. Additionally the Company entered into a co-marketing strategic alliance with BioSupplies which includes a $890,000 payment to the Company over the term of the agreement.

In December 1999, the Company acquired 177,778 shares of Community of Science ("COS") Series A convertible preferred stock at a cost of $800,000. Additionally, the Company entered into a co-marketing strategic alliance with COS which includes a $725,000 payment to the Company over the term of the agreement. The Company has also purchased advertising services from COS for $200,000.

These investments are included in other investments in the accompanying financial statements and are accounted for under the cost method since the Company's ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee.

(8) Line of Credit

As of June 1998, the Company reduced its line of credit with the bank from $2.5 million to $500,000. On November 25, 1998, the agreement was additionally amended allowing the Company to execute a $2.0 million note with the bank. The note had an interest rate of prime plus 1.5% and matured at the earlier of March 31, 1999 or the completion of the Company's next financing. In connection with the loan, the Company issued warrants to purchase 82,052 shares of the Company's common stock at an exercise price of $4 per share with an estimated fair value of $40,000 based on the Black-Scholes model. As of December 31, 1998, the outstanding balance for borrowings under this facility was $2,000,000 and the weighted average interest rate for the year ended December 31, 1998 was 10%.

Upon the completion of the IPO in February 1999, the line of credit was reduced back to $500,000 and subsequently expired on June 30, 1999.

In February 2000, NECX entered into a $33.0 million revolving line of credit. Under the terms of the loan agreement, NECX is required to satisfy certain financial covenants, which include: minimum tangible net worth, limits on capital expenditures and the maintenance of a minimum cash or short term investment balance of $20.0 million required by

                               VERTICALNET, INC.

the Company. The line of credit is guaranteed by the Company and is secured by a pledge of the Company's ownership in NECX and a security interest in the assets of NECX. Interest on any outstanding balances will be paid monthly at an annual rate equal to the prime rate, which, as of March 15, 2000, was 8.75%. The commitment fee to originate the loan was $165,000. NECX must pay an additional fee of .375% per annum on any unused portion of the line (unaudited).

(9) Accrued Expenses

                                                             December 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------- ----------
   Accrued compensation and related costs.............. $ 5,775,700 $  454,230
   Accrued professional fees...........................     950,042    269,500
   Accrued marketing costs.............................         --     446,334
   Accrued acquisition and debt offering costs.........   7,692,824        --
   Accrued payable to training suppliers...............     767,889        --
   Accrued interest payable on convertible notes.......   1,587,945        --
   Accrued withholding on employee exercise of non
    qualified stock options............................   1,010,171        --
   Other...............................................   2,316,777    411,974
                                                        ----------- ----------
                                                        $20,101,348 $1,582,038
                                                        =========== ==========

(10) Long-term Debt and Convertible Notes

                                                            December 31,
                                                       ------------------------
                                                           1999         1998
                                                       ------------  ----------
   Capital leases..................................... $  3,122,190  $  639,940
   Convertible notes..................................  115,000,000   5,000,000
                                                       ------------  ----------
                                                        118,122,190   5,639,940
   Less: current portion..............................   (1,372,255)   (288,016)
                                                       ------------  ----------
   Long-term debt..................................... $116,749,935  $5,351,924
                                                       ============  ==========

On September 27, 1999, the Company completed the sale of $100.0 million of 5 1/4% convertible subordinated debentures in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, resulting in net proceeds of $96.3 million. Additionally, on October 12, 1999, the over-allotment option on the convertible debt offering was exercised in full, resulting in additional convertible debt of $15.0 million and net proceeds of $14.6 million to the Company. The debentures have a maturity date of September 27, 2004 with semi-annual interest payments due on March 27 and September 27 of each year beginning March 27, 2000. The debentures are convertible into shares of the Company's common stock at an initial conversion price of $20 per share, subject to adjustment under certain circumstances. On February 11, 2000, the Company filed a registration statement with the Securities and Exchange Commission covering the convertible subordinated debentures and the shares of its common stock underlying the debentures. Once the registration statement is declared effective, the Company may redeem the debentures if the price of the Company's common stock is above $34 per share for at least 20 trading days during the 30-day trading period ending on the trading day before the Company mails notice that the Company intends to redeem the debentures. If the Company redeems the debentures, the Company must redeem at a price equal to 101.3125% of the principal amount, pay any accrued but unpaid interest and make an interest make-whole payment equal to the present value of the interest that would have accrued from the redemption date through September 26, 2002.

If the Company were to redeem the debentures on March 31, 2000, the Company would be required to make an aggregate payment of $13.7 million, excluding the semi-annual interest payment of $3.0 million the Company made on March 27, 2000.

                               VERTICALNET, INC.

In addition, the Company would write off the debt issuance costs carried on the balance sheet as a loss on the date of redemption. This amount approximated $3.7 million at December 31, 1999.

In February, March and April 1998, Internet Capital Group lent an aggregate of $1,550,000 to the Company, also at a rate of 9.5%. These amounts were converted to Series D preferred stock in May 1998 (Note 12).

In May 1998, the Company repaid their outstanding term note with the bank and three unsecured term notes due to shareholders.

On November 25, 1998, Internet Capital Group lent and certain holders of the Series D preferred stock (the note holders) lent the Company $5.0 million in the form of convertible notes. The note holders converted the $5.0 million in convertible notes at the initial public offering into 1,250,000 shares of common stock. In connection with the notes, the Company issued warrants to purchase 328,204 shares of the Company's common stock with an estimated fair value of $160,000 based on the Black-Scholes model at an exercise price of $4.00 per share.

The Company has several capital leases with various financial institutions for computer and communications equipment used in operations with lease terms ranging from three to five years. Additionally, the Company has an insurance premium financing agreement for directors and officers liability insurance. The interest rates under the leases and insurance premium financing agreement range from 8% to 20%. At December 31, 1999 and 1998, the book value of assets held under capital leases were approximately $2.8 million and $518,000, respectively, and the aggregate remaining minimum lease and financing agreement payments at December 31, 1999 were approximately $3.5 million including interest of approximately $417,000.

At December 31, 1999, long-term debt will mature as follows:

   2000............................................................ $  1,372,255
   2001............................................................    1,145,113
   2002............................................................      588,952
   2003............................................................        5,898
   2004............................................................  115,006,760
   2005............................................................        3,212
                                                                    ------------
       Total....................................................... $118,122,190
                                                                    ============

(11) Commitments and Contingencies

In January 1999, the Company entered into a one-year agreement with Compaq Computer Corporation ("Compaq") and its Internet Web site known as AltaVista. The agreement provides for the Company and AltaVista to sponsor and promote 31 co-branded Web pages. The agreement requires the Company to pay Compaq $1.0 million over the term of the agreement based on the number of advertising impressions delivered. Such amount will be charged to expense as AltaVista provides the advertising impressions. As of December 31, 1999, no payments have been made to AltaVista. In addition, each company will provide the other with $300,000 in barter advertising during the term of the agreement. Both parties have satisfied their barter advertising obligation under this agreement. In October 1999, the agreement with AltaVista was terminated and the Company was relieved of further obligations.

In August 1999, the Company entered into a one-year agreement with Lycos. The agreement provides for the Company and Lycos to sponsor and promote co-branded sites. The agreement requires the Company to pay Lycos $1.0 million over the term of the agreement based on agreed upon dates and impressions delivered. As of December 31, 1999, the Company has made a payment of $500,000 to Lycos. In addition, each company

                               VERTICALNET, INC.

committed to provide the other with $1.0 million in barter advertising during the term of the agreement. With the exception of approximately $17,000 in services due to Lycos, both parties have satisfied their barter advertising obligation under this agreement as of December 31, 1999. In January 2000, the contract was modified to increase the barter advertising during the term of the agreement to $3.0 million.

In November 1999, the Company entered into a marketing contract with RealNames Corporation ("RealNames") which requires the Company to pay a $10 million platform license fee in equal quarterly payments over a two year contact period. An additional fee of $.10 per visit is also required if aggregate visits reach specified levels. In November 1999 RealNames also entered into a two-year contract with the Company for $8 million in newsletter advertising. RealNames will pay the contracted amount in equal monthly payments over the contract life. For the year ended December 31, 1999, the Company recognized $333,000 of revenue and $513,000 of expense related to the RealNames contracts.

The Company has entered into non-cancelable obligations with several content service providers and Internet search engines. Under these agreements, exclusive of the Lycos and RealNames agreements discussed above, the Company's commitments are as follows:

   2000................................................................ $560,500
   2001................................................................  123,500
   2002................................................................   50,000

In April 1999, the Company entered into a 10 year lease for its headquarters commencing in July 1999. According to the terms of the lease agreement, the Company is required to maintain certificates of deposit for an agreed upon amount in an escrow account. The certificates of deposit with an aggregate balance of $1,220,261 were issued in June 1999 and will mature in five equal installments of $244,052 on August 1, 2000 and the four subsequent years thereafter. The certificates of deposit are classified as a long-term asset included in cash restricted on the accompanying consolidated balance sheet.

Future minimum lease payments as of December 31, 1999 for the Company's facility leases are as follows:

   2000.............................................................. $2,700,000
   2001..............................................................  2,700,000
   2002..............................................................  2,300,000
   2003..............................................................  2,100,000
   2004..............................................................  2,100,000
   Thereafter........................................................  4,300,000

Rent expense under noncancelable operating leases was approximately $1.3 million, $336,000 and $81,000, for the years ended December 31, 1999, 1998 and 1997, respectively.

The Company is a party to various legal proceedings and claims, which arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

(12) Capital Stock

At December 31, 1999, the Company's restated Articles of Incorporation provides the Company with the authority to issue 90,000,000 shares of common stock and 10,000,000 shares of blank check preferred stock.

                               VERTICALNET, INC.

Preferred Stock

In September 1996, the Company sold 512,821 shares of Series A preferred stock (Series A) for $1.0 million. In July 1997, the Company sold 2,579,580 shares of Series B preferred stock (Series B) for $2.0 million. In October 1997, the Company sold 154,861 shares of Series C preferred stock (Series C) for $200,000.

On May 11, 1998 and June 10, 1998, the Company sold 3,988,604 and 569,801 shares of Series D preferred stock (Series D), respectively, for an aggregate amount of approximately $15.2 million.

Holders of preferred stock had the option to convert such shares into shares of common stock on a 1:1 ratio, except for the Series A preferred stock which converted on a ratio of 4.7619:1. Mandatory conversion occurred upon the closing of the Company's IPO. The preferred stock voted on an as if converted basis. The Series A, Series B and Series C, together had the right to elect two directors of the Company and the Series D holders have the right to elect two directors of the Company. The holders of preferred stock had no right to elect or appoint directors after the shares convert into common stock upon the closing of an IPO.

Preferred stock consisted of the following at December 31, 1998:

                                                                      December
                                               Per share              31, 1998
                                              liquidation            Issued and
   Preferred Class                               value    Authorized Outstanding
   ---------------                            ----------- ---------- -----------
   Series A..................................    $1.95      512,821     512,821
   Series B..................................      .78    2,615,385   2,579,580
   Series C..................................     1.31      205,128     154,861
   Series D..................................     3.51    4,615,385   4,558,405
                                                 -----    ---------   ---------
                                                          7,948,719   7,805,667
                                                          =========   =========

On February 17, 1999, in connection with the closing of the Company's IPO, all of the preferred stock converted into 38,939,384 shares of common stock.

Warrants

Outstanding warrants as of December 31, 1999 were:

                                                  Number
                                                    of    Exercise  Expiration
   Date Granted                                  Warrants  Price       Date
   ------------                                  -------- -------- -------------
   April 1997...................................  15,480   $0.19      April 2007
   November 1998................................ 364,672    0.88   November 2008
   November 1998................................ 410,264    4.00   November 2008

Stock Option Plans

In December 1996, the Company's Board of Directors adopted the 1996 Equity Compensation Plan (the "Plan"). Employees, key advisors and non-employee directors of the Company are eligible to receive awards under the Plan. As of January 1999, a total of 14.4 million shares of common stock were reserved for issuance under this Plan.

In August 1999, the Company's Board of Directors adopted the 1999 Equity Compensation Plan. A total of 1.2 million shares of common stock were reserved for issuance to employees of the Company and its subsidiaries.

                               VERTICALNET, INC.

In October 1999, the Company's Board of Directors adopted the Equity Compensation Plan for Employees (1999). A total of 2.8 million shares of common stock were reserved for issuance to employees of VerticalNet and its subsidiaries. The plan was amended and restated in November 1999 to increase the shares of common stock authorized for issuance to 5.8 million.

The exercise price for the options is determined by the Board of Directors, but shall not be less than 100% of the fair market value of the common stock on the date the option is granted. Generally, the options vest over a four-year period after the date of grant and expire ten years after the date of grant. Option holders that terminate their employment with the Company generally forfeit all non-vested options.

The following table summarizes the activity for the Company's stock option plans:

                                                                        Weighted
                                                                        average
                                                                        exercise
                                                              Shares     price
                                                            ----------  --------
Outstanding at January 1, 1997.............................        --    $   --
Options granted............................................  2,220,852     0.16
Options cancelled..........................................        --       --
                                                            ----------   ------
Outstanding at December 31, 1997...........................  2,220,852     0.16
Options granted............................................  6,655,608     0.83
Options exercised..........................................     (8,720)    0.05
Options cancelled..........................................   (532,296)    0.53
                                                            ----------   ------
Outstanding at December 31, 1998...........................  8,335,444     0.67
Options granted............................................  9,928,620    30.46
Options exercised.......................................... (2,214,908)    0.63
Options cancelled..........................................   (544,140)    4.35
                                                            ----------   ------
Outstanding at December 31, 1999........................... 15,505,016   $19.58
                                                            ==========   ======

The following table summarizes information about stock options outstanding at December 31, 1999:

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average   Weighted             Weighted
                            Number     Remaining  Average    Number    Average
                          Outstanding Contractual Exercise Exercisable Exercise
Range of Exercise Prices  at 12/31/99    Life      Price   at 12/31/99  Price
------------------------  ----------- ----------- -------- ----------- --------
$0.07-0.08...............    248,460      7.3      $ 0.07      65,190   $ 0.07
$0.20-0.25...............  2,698,220      7.9      $ 0.20   1,488,542   $ 0.20
$0.66-0.83...............  2,376,604      8.5      $ 0.69     598,130   $ 0.68
$1.42-1.42...............     42,430      9.0      $ 1.42       3,302   $ 1.42
$4.00-4.00...............  1,272,602      9.0      $ 4.00     147,464   $ 4.00
$14.17-20.00.............  4,938,700      9.6      $18.18      15,000   $15.58
$22.38-25.88.............    900,600      9.7      $24.09         --       --
$34.57-48.00.............    189,800      9.9      $41.05      10,000   $47.32
$58.00-82.82.............  2,837,600     10.0      $62.33         --       --
                          ----------                        ---------   ------
                          15,505,016                        2,327,628   $ 0.87
                          ==========                        =========   ======

                               VERTICALNET, INC.

The Company applies APB No. 25 and related interpretations in accounting for its stock option plan. Had compensation cost been recognized pursuant to SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                               Year Ended December 31,
                                        ---------------------------------------
                                            1999          1998         1997
                                        ------------  ------------  -----------
Net loss:
  As reported.......................... $(53,479,881) $(13,594,275) $(4,778,789)
  Pro forma............................ $(54,926,120) $(13,776,554) $(4,785,358)
Pro forma loss per share:
  As reported.......................... $      (0.86) $      (1.32) $     (0.47)
  Pro forma............................ $      (0.88) $      (1.34) $     (0.47)

The per share weighted-average fair value of options issued by the Company during 1999, 1998 and 1997 was $30.46, $0.26 and $0.05, respectively.

The following range of assumptions were used by the Company to determine the fair value of stock options granted (the minimum value method was used for 1998 and 1997):

                                                      1999      1998     1997
                                                   ----------  -------  -------
Dividend yield....................................          0%       0%       0%
Expected volatility...............................        100%       0%       0%
Average expected option life...................... 4.09 years  5 years  5 years
Risk-free interest rate...........................        5.7%     5.3%     5.9%

Employee Stock Purchase Plan

In January 1999, the Board adopted an Employee Stock Purchase Plan for all employees meeting eligibility criteria. Under the Plan, eligible employees may purchase shares of the Company's common stock, subject to certain limitations, at 85 percent of the market value. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of 4,000 shares per purchase period. At December 31, 1999 approximately 1,056,878 remain available under the Plan. During the year ended 1999, 143,122 shares were issued to or purchased on the open market for employees at the IPO price of $4 per share since the plan was effective on the date of the IPO. Subsequent plan periods are for six months, the first of which began on October 31, 1999.

(13) Defined Contribution Plan

In 1997, the Company established a defined contribution plan for qualified employees as defined under the plan. Participants may contribute 1% to 15% of pre-tax compensation, as defined. Under the plan, the Company can make discretionary contributions. To date, the Company has not made any contributions to the plan.

                               VERTICALNET, INC.

(14) Income Taxes

The components of the net deferred tax assets as of December 31, 1998 and 1999 consist of the following:

                                                    December
                                                       31,      December 31,
Deferred Tax Assets:                                  1999          1998
--------------------                               -----------  ------------
Net operating losses..............................  33,567,221    6,730,622
Reserves..........................................   1,245,503       27,398
Depreciation & amortization.......................     141,773       26,588
Deferred revenue and other........................   4,284,956      881,682
                                                   -----------   ----------
                                                    39,239,453    7,666,290
Valuation allowance............................... (39,239,453)  (7,666,290)
                                                   ===========   ==========
Net deferred tax asset............................         --           --
                                                   ===========   ==========

Deferred income taxes reflect the net effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty on the Company's ability to realize the benefit of the deferred tax assets, the deferred tax assets are fully offset by a valuation allowance at December 31, 1999 and 1998. The net change in the valuation allowance for deferred tax assets at December 31, 1999 and 1998 was an increase of $31.6 million and $5.6 million, respectively.

As of December 31, 1999, the Company has approximately $76.0 million of net operating loss carryforwards for federal income tax purposes. These carryforwards will begin expiring in 2011 if not utilized. In addition, the Company has net operating loss carryforwards of approximately $76.0 million in certain states with various expiration periods beginning in 2002. The majority of state net operating losses are subject to a $2.0 million annual limitation and begin expiring in 2006.

Under the Tax Reform Act of 1986, the utilization of a corporation's net operating loss carryforward is limited following a greater than 50% change in ownership within a three year period. Due to the Company's prior and current equity transactions, a portion of the company's net operating loss carryforwards are subject to an annual limitation. At December 31, 1999, the Company had consolidated pre-limitation net operating loss carryforwards available for future use of approximately $23.9 million. This amount is subject to an annual limitation of approximately $20.9 million.

Included in the pre-limitation net operating loss carryforwards are losses that were generated by companies acquired in 1999. The losses generated by acquired companies prior to their acquisition generally are available to offset future taxable income of the acquiring company. However, upon the acquisition of these companies in 1999, their net operating losses of approximately $3.5 million became subject to an annual limitation of approximately $1.0 million.

Additionally, at December 31, 1999, approximately $14.0 million of the net deferred tax asset will reduce equity and approximately $1.8 million of the deferred tax asset will reduce goodwill to the extent such assets are reduced and reduce future taxable income.

                               VERTICALNET, INC.

(15) Segment Information

Based on the manner in which the Company is managed and its resources are allocated by management, the Company operates in two segments which are vertical trade communities and exchange operations. The vertical trade communities operating segment includes all revenue generating activities associated with the vertical sites, such as advertising, e-commerce, auctions and education. Exchange operations include market making activities for computer and electronic equipment resulting from the acquisition of NECX in mid December 1999.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements and described in the summary of significant accounting policies. Management primarily evaluates the segments' performance based upon the operating income (loss) before interest, amortization and other non-cash charges. The exchange segment performance is additionally evaluated on gross profit margin of sales which in the table is reflected as net revenues under the exchange segment.

                                            Year Ended December 31, 1999
                                      -----------------------------------------
                                      Vertical Trade
                                       Communities     Exchange       Totals
                                      -------------- ------------  ------------
Exchange transactions sales.........   $        --   $ 16,500,781  $ 16,500,781
Cost of exchange transaction sales..            --     14,171,345    14,171,345
Net revenues........................     18,428,485     2,329,436    20,757,921
Operating income (loss) before
 interest, amortization and
 in-process research & development
 charge.............................    (33,518,667)      113,904   (33,404,763)
Interest and dividend income........      3,447,665           369     3,448,034
Interest expense....................     (2,103,801)                 (2,103,801)
Amortization expense................      6,814,547     1,004,804     7,819,351
In-process research & development
 charge.............................     13,600,000           --     13,600,000
Net loss............................    (52,589,350)     (890,531)  (53,479,881)
Capital expenditures................      5,052,066       351,130     5,403,196
Segment assets......................    161,889,953   179,014,539   340,904,492
Equity investments..................            --        542,610       542,610

Prior to the acquisition of NECX, the Company's operations were conducted solely in the vertical trade communities segment. Accordingly, no segment information has been presented for 1998 or 1997.

Approximate exchange sales by country, denominated in U.S. dollars were as follows, based on the location to which the products were shipped (in thousands):

                                                     Ended December 31, 1999
                                                  ------------------------------
                                                      Exchange      Net Exchange
                                                  Transaction Sales   Revenues
                                                  ----------------- ------------
   United States.................................      $12,425         $1,770
   Hong Kong.....................................          768             43
   Germany.......................................          523             94
   Russia........................................          427             54
   Singapore.....................................          316              8
   United Kingdom................................          257             51
   Sweden........................................          244             69
   Canada........................................          193             32
   Other.........................................        1,348            208
                                                       -------         ------
     Total.......................................      $16,501         $2,329
                                                       =======         ======

                               VERTICALNET, INC.

The only significant foreign sales made by the Company other than the exchange operations was approximately $581,000 to South Africa in relation to the Metropolis agreement. This transaction related to the vertical trade communities segment.

(16) Summarized Quarterly Data (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 1999 and December 31, 1998:

                                           Quarter Ended
                         ------------------------------------------------------
1999                      March 31,    June 30,    September 30,   December 31,
----                     -----------  -----------  -------------   ------------
Combined net revenues... $ 1,933,779  $ 3,551,180  $  5,182,495    $ 10,090,467
Loss from operations....  (5,756,404)  (7,475,444)  (26,296,357)    (15,295,909)
Net loss................  (5,608,758)  (6,760,711)  (25,826,811)*   (15,283,601)
Net loss per share--ba-
 sic and diluted........       (0.14)       (0.10)        (0.38)          (0.21)

1998
----
Combined net revenues... $   377,371  $   587,422  $    897,006    $  1,272,970
Loss from operations....  (2,008,935)  (2,885,803)   (3,454,845)     (5,159,421)
Net loss................  (2,084,869)  (2,871,512)   (3,378,036)     (5,259,858)
Net loss per share--ba-
 sic and diluted........       (0.21)       (0.28)        (0.33)          (0.50)

--------
* Includes $13.6 million in-process research and development charge resulting from the Isadra acquisition.

(17) Subsequent Events (Unaudited)

In January 2000, the Company announced plans to form a joint venture with Softbank Commerce Corp. ("Softbank"), a wholly-owned subsidiary of Softbank Corporation. The goal of the new company, to be called VerticalNet Japan, is to develop, maintain and operate Japanese language vertical trade communities in Japan.

On January 17, 2000, the Company entered into a binding letter agreement with Microsoft Corporation with respect to a strategic relationship. Under the terms of the letter agreement, the Company agreed with Microsoft to a three-year commercial relationship and an equity investment by Microsoft in VerticalNet.

On March 29, 2000, the Company entered into a definitive agreement with Microsoft with respect to the commercial relationship. The commercial relationship with Microsoft has a three-year term during which Microsoft will purchase from the Company and then distribute to third party businesses at least 80,000 of the Company's storefronts and e-commerce centers. The Company will assist Microsoft in distributing 30,000 of these storefronts and e-commerce centers. Microsoft will pay the Company a minimum of approximately $161.9 million in the aggregate over the term for the storefronts and e-commerce centers. Microsoft will provide the storefronts and e-commerce centers it purchases from the Company to business customers for the 12 month subscription period. For each customer, the Company will build the storefront or e-commerce center on one of the Company's vertical trade communities. The Company will pay Microsoft an aggregate of $60 million during the term for advertising and promotional placements in The Microsoft Network and on Microsoft's bCentral website and, if the pace of Microsoft's distribution of storefronts and e-commerce centers does not meet agreed upon goals, additional amounts for advertising and promotional placements not to exceed $15 million in the aggregate.

                               VERTICALNET, INC.

Microsoft will pay the Company an aggregate of $60 million during the term for advertising and promotional placements in our vertical trade communities. The Company will pay Microsoft an aggregate of $18.5 million over the term to be directed toward the development and enhancement of products and services relating to the business-to-business marketplace and database software technology.

The Company will use commercially reasonably efforts during the term to adopt and use Microsoft products to operate the Company's vertical trade communities when appropriate and feasible. The Company will pay Microsoft an aggregate of $56.5 million over the term towards the licensing of Microsoft products and provision of Microsoft services.

In connection with the strategic relationship, and in accordance with the letter agreement dated January 17, 2000, Microsoft will make an initial $100 million equity investment in VerticalNet through the purchase of shares of the Company's Series A 6% convertible redeemable preferred stock, which would be convertible into 1,151,080 shares of the Company's common stock. Microsoft will be entitled to registration rights and will receive the right to nominate one member of VerticalNet's board of directors. In addition, Microsoft will receive warrants entitling Microsoft to purchase 1,500,000 shares of the Company's common stock at an exercise price of $69.50 per share. The share numbers and the exercise price mentioned in this paragraph (along with other information in these notes) are adjusted to reflect the split of our common stock to be effected on or about March 31, 2000. The Company expects that the equity investment by Microsoft in the Company will close in late March or April of 2000.

In February 2000, the Company announced the formation of VerticalNet Europe, a joint venture with British Telecommunications, plc ("BT") and ICG. The Company will be the majority shareholder in the joint venture which has been funded with $107 million in cash from the three partners. The Company is contributing to the joint venture $7 million in cash and intellectual property for the operations of vertical trade communities within Europe. Additionally VerticalNet Europe and BT have agreed to create VerticalNet UK Ltd. as part of the joint venture.

In February 2000, the Company signed an agreement to acquire RW Electronics for $10.0 million of cash and 720,642 shares of the Company common stock. Based on the average closing price of the Company's common stock between February 16, 2000 and the day immediately preceding the date that a registration statement covering the common stock is declared effective by the Securities and Exchange Commission, the Company may be required to issue up to 366,702 additional shares of its common stock. The Company also agreed to assume indebtedness of RW Electronics, including a line of credit estimated as of March 15, 2000 to be approximately $21.0 million. RW Electronics operates an exchange in the electronic hardware market. The consummation of this transaction is subject to certain closing conditions. The acquisition will be accounted for as a purchase and the estimated excess of the purchase price over the fair value of the net assets acquired will be allocated to strategic relationships, including customer and vendor lists, assembled workforce and goodwill.

In March 2000, the Company acquired Tradeum, Inc. through a merger of VERT Acquisition Corp., a wholly-owned subsidiary of the Company, with and into Tradeum. In connection with the merger, the Company issued approximately 4.0 million shares of its common stock for all of the outstanding shares and options in Tradeum. The merger will be accounted for as a purchase transaction. Tradeum is a development-stage company located in San Francisco, California and is engaged principally in the development of information technology designed to enable the building and hosting of business-to-business exchanges, auctions and sourcing activities.

In March 2000, the Company announced the formation of PaintandCoatings.com Inc., a joint venture with Eastman Chemical Company, to transform the Company's Paint and Coatings vertical trade community into a one-stop, independent Internet marketplace for the paint and coatings industry. The Company will be the minority shareholder in the joint venture, which was funded with $1.5 million from the two partners. In addition to the Company's $600,000 cash contribution, the Company will provide administrative and other support services and will license intellectual property related to the maintenance and operation of the Web site.

To accommodate the Company's split of its common stock to be effected on or about March 31, 2000, the Company filed, on March 29, 2000, an amendment to its restated Articles of Incorporation to increase the number of shares of its authorized common stock by 36,787,533 to 126,787,533 shares. The amendment was filed to increase the number of authorized shares of common stock by the number of outstanding shares of common stock as of March 17, 2000, the record date for the Company's split of its common stock.